Exhibit 21.1

Subsidiaries of Crane Holdings, Co.

As of the Date of the Registration Statement

The following sets forth the only subsidiary of the registrant and its jurisdiction of incorporation as of the date of the registration statement. This subsidiary is directly and wholly owned by the registrant.

Name of Subsidiary	Jurisdiction of Organization
Crane Transaction Company, LLC	Delaware